

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 24, 2018

Joseph M. Solomon
President
CBM Bancorp, Inc.
2001 East Joppa Road
Baltimore, MD 21234

> Re: **CBM Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 13, 2018**
> **File No. 333-225353**

Dear Mr. Solomon:

We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Operating Results for the Years Ended December 31, 2017 and 2016
General, page 52

1.   We note your response to our prior comment number 12. Please revise to reflect the one-time non-cash adjustment estimate of $483,000 in your tax reconciliation table on page F-29 of Note 9. Income Taxes. In addition, revise the similar disclosure in the second paragraph on page F-30 which discusses the Tax Cuts and Jobs Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley at 202-551-3695 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Financial Services

cc: James C. Stewart, Esq.